APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Sail To Trail, LLC
Balance Sheet - unaudited
For the period ended 12/31/18

	Current Period
	31-Dec-18
ASSETS	
Current Assets:	
Cash	$ -
Total Current Assets	-
Fixed Assets:	
Land	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

Sail to Trail WineWorks

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TD BUSINESS PREMIER CHECKING (2543)	5,465.20
Total Bank Accounts	**$5,465.20**
Accounts Receivable	
Accounts Receivable (A/R)	2,183.00
Total Accounts Receivable	**$2,183.00**
Other Current Assets	
Inventory	68,472.26
Undeposited Funds	0.00
Total Other Current Assets	**$68,472.26**
Total Current Assets	**$76,120.46**
Fixed Assets	
Accumulated Depreciation	-756.12
Fixed Asset	29,892.88
Total Fixed Assets	**$29,136.76**
Other Assets	
Security Deposits	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$105,257.22**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Due to Chris Simpson	1,079.61
Loan Payable - Owner	228,574.86
Loan Payable -Family	13,125.00
Private Loan	50,000.00
SBA Loan	-1,700.63
Total Long-Term Liabilities	**$291,078.84**
Total Liabilities	**$291,078.84**
Equity	
Retained Earnings	
Net Income	-185,821.62
Total Equity	**$ -185,821.62**
TOTAL LIABILITIES AND EQUITY	**$105,257.22**

I, ___Christopher Simpson___, certify that:

1. The financial statements of Sail to Trail WineWorks included in this Form are true and complete in all material respects; and
2. The tax return information of Sail to Trail WineWorks has not been included in this Form as Sail to Trail WineWorks was formed on 12/07/2018 and has not filed a tax return to date.

Signature

> DocuSigned by:
> *Christopher Simpson*
> 69D328925E60458...

Name: Christopher Simpson

Title: Founder, Sail to Trail LLC